UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2016

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F             ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated November 3, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: November 3, 2016	By:	/s/ David Schilansky
Name David Schilansky
Title: Chief Operating Officer

Exhibit 99.1

Press Release

Montrouge, France, November 3, 2016

DBV Technologies Reports September 30, 2016 Cash Position

DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), today announced its cash and cash equivalents as of September 30, 2016.

Cash and cash equivalents

DBV’s cash and cash equivalents amounted to €277.6 million as of September 30, 2016, compared to €323.4 million as of December 31, 2015.

Number of outstanding and fully diluted shares

As of September 30, 2016, DBV’s number of outstanding shares was 24,642,828 ordinary shares and on a fully diluted basisi, the number of shares was 27,151,653.

About DBV Technologies

DBV Technologies is developing Viaskin®, a proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases.

DBV Technologies has global headquarters in Montrouge, France and New York, NY as well as New Jersey, CT. Company shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and traded on the Nasdaq Global Select Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release may contain forward-looking statements and estimates. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

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DBV Technologies Contact

Susanna Mesa

Senior Vice President, Strategy

+1 212-271-0861

susanna.mesa@dbv-technologies.com

Media Contact

Erinn White, Centron PR

+1-646-722-8822

ewhite@centronpr.com

Media Contact Europe

Caroline Carmagnol, Alize RP, Relations Presse

+33 (0)6 64 18 99 59

caroline@alizerp.com

[i]	fully diluted share capital represents all issued and outstanding shares, as well as all potential shares which may be issued upon exercise of outstanding employee warrants, employee free shares and share options and nonemployee warrants, as approved by DBV Technologies shareholders and granted by the board of directors.

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